Bionomics Limited

SUPPL

18 September 2006

RECEIVED
SEC MAIL PROCESSING
SEP 27 2006
WASH, D.C. 160 SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

06017173

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

per Stephen Birrell
CFO & Company Secretary

dlw 10/2

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
18 September 2006

DIRECTOR APPOINTMENT

Bionomics today announced the appointment of Trevor Tappenden as a non-executive director.

Mr Tappenden holds directorships in various private, government and not-for-profit organisations.

He spent more than 30 years with Ernst & Young, where he was a partner from June 1982 to March 2003. He held various positions with Ernst & Young, including those of Managing Partner of the Melbourne Office 1997–1999, Member of the Board of Partners 1998–2001, Head of the Victorian Government Services Group 2001–2003 and National Director of the Entrepreneurial Services Division 1993–1997.

His areas of expertise are strategic and business planning, financial management, auditing and accounting, and entrepreneurship and entrepreneurial growth companies.

His broad interests include business strategy; corporate governance/audit committees; high performance people, teams and organisations; support for the arts and cultural activities and triple bottom line reporting and applications.

Chairman of Bionomics, Dr Peter Jonson, said: "We welcome Trevor to the Board. He brings a wide range of desirable skills to Bionomics, acquired during his years at Ernst & Young in a number of high-level roles, from his other directorships and from his involvement with other areas of business and the community."

"Not only will he will fill a vital role as Chair of the Audit Committee, but his set of general skills will also strengthen the Board."

"I'm looking forward to working with the Board and management of Bionomics. It's a young company with excellent, enthusiastic people and a clear strategy for future growth", said Mr Tappenden.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR PETER JONSON
CHAIRMAN
BIONOMICS LIMITED
Ph: +61 8 8354 6101

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR

BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.